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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Sells Mexican Projects

KSK10-25

Vancouver, BC – October 7, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that the Company has agreed to sell its Mexican subsidiary, Minera Geoinformatica, to Evrim Metals Corporation (“Evrim”). Minera Geoinformatica (“Minera”) holds all nine of Kiska’s Mexican properties and a geological database for Mexico and parts of the southern United States. Evrim will assume Kiska’s Mexican offices and staff. In consideration, Evrim will issue two million shares to Kiska plus ongoing performance-based share payments. Evrim has agreed to an appointment of a Kiska representative to its Board of Directors.

“In keeping with our mandate of advancing the Whistler project, we are selling our Mexican assets to Evrim,” stated Jason Weber, President and CEO of Kiska. “The Evrim team has a solid exploration background and is backed by an accomplished Board of Directors. We wish them every success in their endeavours and the advancement of the Minera projects.”

In addition to the initial two million share payment, Kiska will receive on a yearly basis, share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Kiska is also entitled to additional share and cash payments for certain milestones relating to each of the nine properties Minera currently holds. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. Kiska will also receive a 1,000,000 share payment for every property that is advanced to a positive production decision.

About Evrim Metals Corp.

Evrim Metals Corp. is a private exploration company that is in the process of applying for a public listing on the TSX Venture Exchange. The company's business plan is to create shareholder value by generating exploration projects that it will advance through option and joint venture agreements with industry partners. The properties acquired from Kiska will form a solid foundation for Evrim’s execution of the joint venture business model, which will be augmented by a pipeline of internally generated projects.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.